FQF Trust

60 State Street, Suite 700

Boston, Massachusetts 02109

September 2, 2014

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	FQF Trust—Request for Withdrawal of Post-Effective Amendment Nos. 2, 5-15 and
18-28 (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-173167 and 811-22540)

Dear Ms. Hatch:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, FQF Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-173167 and 811-22540) relating to the QuantShares High Quality Fund and QuantShares U.S. Low Beta Absolute Return Fund (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
2	September 21, 2012	0001144204-12-052420
5	December 3, 2012	0001144204-12-066088
6	February 15, 2013	0001144204-13-009564
7	March 14, 2013	0001144204-13-014979
8	April 12, 2013	0001144204-13-021458
9	May 8, 2013	0001144204-13-026958
10	June 6, 2013	0001144204-13-033611
11	July 3, 2013	0001144204-13-038052
12	August 1, 2013	0001144204-13-042506
13	August 28, 2013	0001144204-13-048360
14	September 26, 2013	0001144204-13-052551
15	October 24, 2013	0001144204-13-056689
18	November 21, 2013	0001144204-13-063466
19	December 29, 2013	0001144204-13-068174
20	January 16, 2014	0001144204-14-002557
21	February 13, 2014	0001144204-14-008409
22	March 13, 2014	0001144204-14-015379
23	April 10, 2014	0001144204-14-021750
24	May 8, 2014	0001144204-14-028472
25	June 5, 2014	0001144204-14-028472
26	July 2, 2014	0001144204-14-040979
27	July 31, 2014	0001144204-14-046015
28	August 28, 2014	0001144204-14-052798

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities of the Funds have been issued or sold in connection with the Amendments. Please note that certain of the Amendments contained disclosure concerning the QuantShares Hedged Dividend Income Fund, QuantShares Equal Weighted Value Factor Fund, QuantShares Equal Weighted Low Beta Factor Fund, and QuantShares Equal Weighted High Momentum Factor Fund, which became effective on September 4, 2014, and this withdrawal request does not relate to, or seek to withdraw the registration of, the QuantShares Hedged Dividend Income Fund, QuantShares Equal Weighted Value Factor Fund, QuantShares Equal Weighted Low Beta Factor Fund, or QuantShares Equal Weighted High Momentum Factor Fund.

If you have any questions, please feel free to contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

FQF Trust

By: /s/ William DeRoche

Title: President